Stewart McDowell Partner T: +1 415.393.8322 M: +1 415.200.6333 smcdowell@gibsondunn.com

June 1, 2026

VIA EDGAR

Division of Corporation Finance

Office of Energy and Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:  Daniel Morris

Re: Southern California Gas Company

Preliminary Proxy

Filed May 4, 2026

File No. 001-01402

Ladies and Gentlemen:

On behalf of our client, Southern California Gas Company, a California corporation (the “Company”), a subsidiary of Sempra, this letter responds to the comment of the staff of the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in your letter, dated May 29, 2026 (the “Comment Letter”), regarding the above-referenced Preliminary Proxy Statement filed May, 4, 2026 (the “Preliminary Proxy Statement”). The Staff’s comment is set forth below, followed by the response from the Company.

Preliminary Proxy filed on May 4, 2026

General

1. Please provide us with your analysis as to the applicability of Rule 13e-3 to your proposal to amend and restate your restated articles of incorporation to retire all outstanding shares of preferred stock and Series A preferred, and other related changes.

Response: The Company has determined that the proposal to amend and restate its restated articles of incorporation as described in the Preliminary Proxy Statement (the “Proposal”) is not subject to Rule 13e-3 (“Rule 13e-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reasons set forth below.

Rule 13e-3 applies to certain transactions that have either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects specified in Rule 13e-3(a)(3)(ii), namely (omitting references relevant only for foreign private issuers): (A) Causing any class of equity securities of the issuer that is subject to Section 12(g) or Section 15(d) of the Exchange

Gibson, Dunn & Crutcher LLP

One Embarcadero Center Suite 2600 | San Francisco, CA 94111-3715 | T: 415.393.8200 | F: 415.393.8306 | gibsondunn.com

June 1, 2026

Act to become eligible for termination of registration under Rule 12g-4, or causing the reporting obligations with respect to such class to become eligible for suspension under Rule 12h-3 or Section 15(d); or (B) Causing any class of equity securities of the issuer that is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

Rule 13e-3(a)(3)(ii)(A) applies where a transaction causes a class of equity securities that is subject to Section 12(g) or Section 15(d) of the Exchange Act to be held of record by less than 300 persons. The Company advises the Staff that there are approximately 268 holders of record of the Company’s 6% Preferred Stock (“Preferred Stock”) and 6% Preferred Stock, Series A (“Series A Preferred Stock”), taken together, as determined pursuant to Rule 12g5-1. Accordingly, there are fewer than 300 holders of record of Preferred Stock and/or Series A Preferred Stock (whether considered as a single class or as separate classes). Pursuant to Corporation Finance Interpretations (“CFI”) 104.01 of the Staff’s “Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3,” a transaction is not deemed to have ”caused” a class of securities to become eligible for termination of registration or suspension of the obligation to report where the issuer was already eligible to terminate the registration under Section 12(g) or to suspend the obligation to report under Section 15(d) because the reduction in the number of security holders would not produce the going private effect specified in Rule 13e-3(a)(3)(ii)(A). Rule 13e-3(a)(3)(ii)(A) is thus inapplicable here because the Proposal will not have “caused” the Preferred Stock and/or the Series A Preferred Stock (considered either as separate classes or as a single class) to be held of record by less than 300 persons.

In addition, Rule 13e-3(a)(3)(ii)(B) applies where a transaction causes a class of equity securities that is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association. The Preferred Stock and the Series A Preferred Stock are not listed on a national securities exchange nor are they quoted on an inter-dealer quotation system of any registered national securities association. Instead, each is currently traded over-the-counter. Pursuant to CFI 104.03 of the Staff’s “Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3,” the over-the-counter bulletin board is not considered an inter-dealer quotation system of a registered national securities association. Consequently, the effect of the Proposal cannot cause any class of equity securities of the Company to be delisted from a national securities exchange or not quoted on an inter-dealer quotation system. Accordingly, the Proposal does not cause the effect described in Rule 13e-3(a)(3)(ii)(B).

If you have any questions regarding the response set forth above, please do not hesitate to contact me at (415) 393-8322.

June 1, 2026

Sincerely,

/s/ Stewart McDowell

Stewart McDowell

SLM

cc:	Valerie Bille, Southern California Gas Company

Lisa Abbot, Sempra